SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 4)*

Avatex Corporation
(Name of Issuer)

Common Stock, par value $5.00
(Title of Class of Securities)

05349F105
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176 Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

                                  (Page 1 of 7)

                                  SCHEDULE 13D

Page 7 of 7

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P., a Delaware Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  633,951

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  633,951

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  633,951

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.52%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Westgate International, L.P., a Cayman Islands Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  416,300

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  416,300

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  416,300

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.02%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Martley International, Inc., a Delaware corporation

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  416,300

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  416,300

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  416,300

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.02%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock, par value $5.00 (the "Common Stock") of Avatex Corporation (the "Issuer") beneficially owned by the Reporting Persons specified herein as of June 28, 1999 and amends and supplements the Schedule 13D dated as of April 9, 1998 filed by the Reporting Persons, as amended (the "Schedule 13D"). Except as set forth herein, the Schedule 13D, as previously amended, is unmodified.

ITEM 4.  PURPOSE OF TRANSACTION

         Each of Elliott and Westgate acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. Martley has acted as investment manager with respect to Westgate's acquisition of beneficial ownership of Common Stock.

         As previously disclosed in the Schedule 13D, on April 23, 1998 Elliott brought an action in the Delaware Court of Chancery against the Issuer, Xetava Corporation, and each member of the Issuer's Board of Directors to enjoin the Issuer's merger with Xetava (Elliott Associates, L.P. v. Avatex Corporation et al., CA 16336) (the "Action"). On June 18, 1999 Elliott and the Issuer agreed to settle the Action and entered into a Stipulation of Settlement. In connection with such settlement, the Reporting Persons entered into a Stockholders' Agreement with the Issuer wherein the Reporting Persons agreed to the following, subject to the occurrence of the proposed merger and various other contingencies:

         1. To vote their shares of $5.00 Cumulative Convertible Preferred Stock ("$5.00 First Series Preferred Stock") and $4.20 Cumulative Exchangeable Preferred Stock, Series A ("$4.20 Series A Preferred Stock") in favor of the proposed merger between the Issuer and Xetava, and granted the Issuer their proxies to effect same;

         2. To waive their appraisal rights in connection with such proposed merger;

         3. To exchange their shares of the Issuer's preferred stock for the "alternate consideration", as follows:

                  (a) Each share of Elliott's $5.00 First Series Preferred Stock will be exchanged for (i) $3.7408 in cash, (ii) $8.34 principal amount of 6.75% notes to be issued by Avatex Funding, Inc. ("Avatex Funding"), a new wholly-owned subsidiary of the Issuer, (iii) warrants to purchase 0.67456 shares of the common stock of the post-merger entity, and (iv) a deferred contingent cash right to receive (x) 16% of an amount equal to 20% of any net recovery that the Issuer may receive in certain litigation brought by it against McKesson Corporation and a number of large pharmaceutical manufacturers (the "McKesson Litigation"), divided by (y) the number of outstanding shares of $5.00 First Series Preferred Stock; and

                  (b) Each share of the Elliott's and Westgate's $4.20 Series A Preferred Stock will be exchanged for (i) $2.9705 in cash, (ii) $6.623 principal amount of 6.75% notes to be issued by Avatex Funding, (3) warrants to purchase
0.53567 shares of the common stock of the post-merger entity, and (iv) a deferred contingent cash right to receive (x) 84% of an amount equal to 20% of any net recovery that the Issuer may receive in the McKesson Litigation, divided by (y) the number of outstanding shares of $4.20 Series A Preferred Stock.

         4. For a period of ten years, not to acquire any additional equity securities of the Issuer or seek to influence or control the management or policies of the Issuer; and

         5. To release the Issuer and its directors from liability for matters in connection with the Issuer's proposed merger with Xetava.

         The Issuer will pay $150,000 to Elliott and $150,000 to Westgate in consideration for their execution of the Stockholders' Agreement.

         Furthermore,  Elliott  and  Westgate  entered  into  a  Stock  Purchase
Agreement with Phar-Mor, Inc. ("Phar-Mor") on June 18, 1999 whereby Phar-Mor will purchase all of Elliott's and Westgate's shares of Common Stock now held for a purchase price of $2.00 per share, to be effected simultaneously with the closing of the Issuer's proposed merger with Xetava. The Reporting Persons have granted Phar-Mor a proxy to vote their shares of Common Stock, but Phar-Mor is contractually bound to vote in favor of the revised Xetava merger proposal.

         Subject to the court's approval of the above-referenced Stipulation of Settlement, Elliott will dismiss the Action against the Issuer, and Dan Gropper, Ralph DellaCamera, Vincent Intrieri and Brian Miller, the designees of the preferred stockholders on the Issuer's Board of Directors, will resign as directors of the Issuer.

         Except as set forth herein, none of Elliott, Westgate or Martley has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.


                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:
June 28, 1999              ELLIOTT ASSOCIATES, L.P.


                             By: /s/ Paul E. Singer
                                            Paul E. Singer
                                            General Partner


                                    WESTGATE INTERNATIONAL, L.P.

                                    By: Martley International, Inc.,
                                            as attorney-in-fact


                                            By: /s/ Paul E. Singer
                                                     Paul E. Singer
                                                     President


                                    MARTLEY INTERNATIONAL, INC.


                             By: /s/ Paul E. Singer
                                            Paul E. Singer
                                            President